UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

POLYAIR INTER PACK INC.

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(Name of Issuer)

COMMON STOCK, no par value

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(Title of Class of Securities)

731912101

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2005

------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 731912101	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,197,902**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
1,197,902**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,197,902**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%**

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14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

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** See Item 5

CUSIP NO. 731912101	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,197,902**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
1,197,902**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,197,902**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 731912101	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,197,902**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
1,197,902**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,197,902**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 731912101	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Murray A. Indick

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,197,902**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
1,197,902**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,197,902**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%**

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 731912101	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Charles E. McCarthy

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,197,902**

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9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
1,197,902**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,197,902**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 731912101	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Christian Puscasiu

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,197,902**

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9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
1,197,902**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,197,902**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 731912101	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 28, 2004 by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu. This amendment to the Schedule 13D relates to the shares of Common Stock, no par value (the "Common Stock") of Polyair Inter Pack, Inc., an Ontario corporation (the "Issuer“). The principal executive office and mailing address of the Issuer is 258 Attwell Drive, Toronto, Ontario M9W 5B2. The following amendments to Items 4, 5 and 6 of the Schedule 13D are hereby made arising out of the purchase of a convertible note previously issued by the Issuer to Jacuzzi, Inc. in the transaction described in Item 4 below. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

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In a transaction dated as of March 11, 2005, Prides Capital Partners I, L.P. purchased from Jacuzzi, Inc. that certain 6% Convertible Promissory Note dated as of March 31, 2003 (the “Note”) that had previously been issued to Jacuzzi, Inc. by the Issuer (the “Note Purchase Agreement”, attached hereto as Exhibit B, and incorporated by reference herein). The Note was purchased for $4,625,000. The Note is convertible into 598,802 shares of Common Stock immediately at the option of the holder. By its terms, the Note is convertible into Series A Preference Shares at the option of the Company in the future. In connection with the transaction, Prides Capital received the right, title and interest in and to a registration rights agreement and a drag-along rights agreement previously entered into by the Issuer and Jacuzzi. These agreements are included in Exhibit B. Other material terms and provisions are contained in the definitive agreements.

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a), (b) According to the Issuer’s 6-K filed on January 28, 2005, there were 6,448,350 shares of Common Stock issued and outstanding as of December 31, 2004. In the event that the Reporting Persons converted the Note into Common Stock (see Item 4, above), the Reporting Persons would be deemed to have beneficial ownership of an aggregate of 1,197,902 shares, and the Issuer would be deemed to have 7,047,152 shares issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of 17.0% of the Common Stock. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

CUSIP NO. 731912101	SCHEDULE 13D

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Amendment as Reporting Persons, the filing of this Amendment shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c)During the past sixty days, the Reporting Persons acquired the Note, as described above, and also sold 12,000 shares on January 26, 2005 at a price of $8.66 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

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None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that Prides Capital, as disclosed above, is now the holder of the Note and has assumed the right, title and interest in and to a registration rights agreement and a drag-along rights agreement previously entered into by the Issuer and Jacuzzi, Inc. These agreements are included in Exhibit B.

Item 7. Material to be Filed as Exhibits

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Exhibit A	Joint Filing Undertaking
Exhibit B	Note Purchase Agreement
Amendment A
Amendment B
Amendment C

CUSIP NO. 731912101	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2005

Prides Capital Partners, L.L.C.

------------------------

By: Murray A. Indick

Managing Member

By: /s/ Murray A. Indick	By: /s/ Kevin A. Richardson, II
--------------------------	-----------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

By: /s/ Henry J. Lawlor, Jr.	By: /s/ Charles E. McCarthy
--------------------------	-----------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

By: /s/ Christian Puscasiu
-------------------------
Murray A. Indick
Attorney-in-Fact

CUSIP NO. 731912101	SCHEDULE 13D

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: March 17, 2005

Prides Capital Partners, L.L.C.

-----------------------

By: Murray A. Indick

Managing Member

By: /s/ Murray A. Indick	By: /s/ Kevin A. Richardson, II
----------------------------	-----------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

By: /s/ Henry J. Lawlor, Jr.	By: /s/ Charles E. McCarthy
----------------------------	-----------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

By: /s/ Christian Puscasiu
---------------------------
Murray A. Indick
Attorney-in-Fact

EXHIBIT B

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT ("Agreement"), dated as of March 11, 2005, is made between Prides Capital Partners I, LP, a Delaware limited partnership (the "Buyer"), and Jacuzzi Inc., a Delaware corporation (the "Seller").

WHEREAS, the Seller is the holder of a 6% Convertible Promissory Note, dated as of March 31, 2003 (the “Note”), issued by Polyair Inter Pack Inc., a corporation continued under the laws of the Province of Ontario (the “Company”).

WHEREAS, the Buyer desires to purchase, and the Seller desires to sell, the Note, upon the terms set forth herein, for the purchase price of $4,625,000.

WHEREAS, subject to the terms and conditions contained therein, the Note is convertible (i) at the option of the holder, into 598,802 shares of common stock, no par value per share, of the Company (the “Common Shares”), or (ii) at the option of the Company, into 598,802 shares of the Series A Preference Shares of the Company (the “Series A Shares;” and together with the Common Shares, the “Shares”).

WHEREAS, certain capitalized terms used herein are defined in Section 7.1 hereof.

NOW, THEREFORE, in consideration of the premises and agreements hereinafter set forth, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE NOTE; CONSIDERATION; ASSIGNMENT OF CONTRACTS; THE CLOSING

1.1	Purchase and Sale of the Note.

Upon the terms set forth herein, at the Closing (as defined in Section 1.3), the Seller shall sell, assign, transfer and deliver to the Buyer and the Buyer shall accept and purchase from the Seller, all right, title and interest in and to the Note, free and clear of all Encumbrances, but subject to the provisions of the Contracts (as defined in Section 1.2(b) below) and the rights of the Company, if any. The consideration to be paid by the Buyer at Closing (the “Consideration”) for the Note shall consist of a cash payment of $4,625,000, payable by wire transfer in immediately available funds (the “Cash Consideration”) in accordance with the written payment instructions furnished by the Seller to the Buyer prior to the Closing Date (as defined in Section 1.3).

1.2	Assignment of Registration Rights and Drag-Along Rights.

(a)       At the Closing, pursuant to Section 11(d) of the Registration Rights Agreement (the "Registration Rights Agreement") dated as of March 29, 2003, by and between the Company and the Seller, attached hereto as Exhibit A, the Seller hereby assigns to the Buyer all of its right, title and interest in and to the Registration Rights Agreement with respect to the Shares and the Buyer agrees to discharge or perform when due, all obligations under the Registration Rights Agreement, if any.

(b)       At the Closing, in accordance with Sections 3C and 5B of the Drag-Along Rights Agreement (the “Drag-Along Rights Agreement;” and together with the Registration Rights Agreement, the “Contracts”), dated as of May 9, 2003, by and between the Company and the Seller, as attached hereto as Exhibit B the Seller hereby assigns to the Buyer all of its right, title and interest in and to the Drag-Along Rights Agreement with respect to the Shares. In connection with such assignment, the Buyer hereby agrees to execute a counter-part signature page to the Drag-Along Rights Agreement (the “Counterpart”) and also agrees to discharge or perform when due, all obligations under the Drag-Along Rights Agreement, if any.

1.3	Closing.

Upon the terms contained in this Agreement, the closing of the purchase and sale of the Note (the "Closing") shall take place at the offices of Sills Cummis Epstein & Gross P.C., at One Riverfront Plaza, Newark, New Jersey 07102, on the date set forth above or at such other time and place as the Seller and the Buyer shall mutually agree upon. The date on which the Closing takes place is referred to as the "Closing Date".

1.4	Deliveries by the Seller.

At the Closing, the Seller shall deliver to the Buyer the following: (a) the original Note, accompanied by duly executed instruments of transfer; (b) a receipt for the Cash Consideration; and (c) an opinion of general counsel to the Seller, in the form attached hereto as Exhibit C, that the sale of the Shares to the Buyer hereunder is in compliance with the Securities Act.

1.5	Deliveries by the Buyer.

At the Closing, the Buyer shall deliver to the Seller (a) the Cash Consideration; and (b) the Counterpart, executed by the Buyer.

1.6               Interest Payments Pursuant to the Note. The Seller hereby agrees that the Buyer shall be entitled to receive in full the interest payment owing to the holder of the Note by the Company on March 31, 2005.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer as follows:

2.1	Authorization; Binding Obligation.

This Agreement has been duly and validly executed and delivered by the Seller and, assuming due authorization, execution and delivery by the Buyer, constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other federal or state laws of general applicability relating to or affecting creditors' or secured parties' rights and remedies generally and general principles of equity, whether considered in an action at law or in equity. The Seller has the legal capacity and all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. Such execution, delivery and consummation has been duly and validly authorized by all necessary action on the part of the Seller, and no other corporate or other proceedings on the part of the Seller are necessary to authorize such execution, delivery and consummation.

2.2	Title to the Note.

The Seller is the record and beneficial owner of, and has good and marketable title to, the Note, free and clear of all Encumbrances, but subject to the provisions of the Contracts (as defined in Section 1.2(b) below) and the rights of the Company, if any. The Note is not subject to any restrictions on transferability other than those imposed by the Securities Act, the applicable state securities laws and the securities laws of any province of Canada; provided, however that the underlying Shares are subject to the provisions of the Contracts (as defined in Section 1.2(b) below) and the rights of the Company, if any.

2.3	No Exercise of Demand Registration Rights; No Event of Default.

The Seller has not exercised a request for registration pursuant to Section 3(a) of the Registration Rights Agreement as of the date hereof. The Company is currently not in default under the terms and conditions of the Note.

2.4	Consents and Approvals; No Violation.

(a)       Except for those notices, consents and approvals which may be required under the Contracts, none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or compliance with any of the provisions hereof, will (i) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, or any other action by, any Governmental Authority by the Seller, (ii) violate the certificate of incorporation or bylaws of the Seller, or any Law of any Governmental Authority which may be applicable to the Seller, or by which any of the Seller's activities, properties or assets (including, without limitation, the Shares) may be bound or affected, or (iii) violate, breach, or conflict with, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to pay or result in the imposition of any Encumbrance upon any of the property of the Seller) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, Encumbrance, contract, agreement, Permit, Order, or other instrument or obligation to which the Seller is a party or by which any of the Seller's activities, properties or assets may be bound or affected.

(b)       Except for the obligations set forth in the Note and the Contracts, the terms, conditions and provisions of the Asset Purchase Agreement, dated as of March 29, 2003, by and among the Seller, the Company and the other parties thereto, do not and will not impose any obligations on the Buyer at the Closing.

2.5	Brokers and Finders.

No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

2.6	Certain Agreements.

Except for the Registration Rights Agreement and the Drag-Along Rights Agreement, there are no other contracts, agreements or understandings, written or oral, between the Seller and the Company or any other party with respect to the Note and/or the Shares.

2.7	No Other Representations and Warranties.

Except for the representations and warranties contained in this Article II, the Seller makes no other express or implied representation or warranty and the Seller hereby disclaims any such representation or warranty, with respect to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, notwithstanding delivery or disclosure to the Buyer, any of its officers, directors, employees, agents or representatives of any documentation or other information by or on behalf of the Seller with respect to any one or more of the foregoing, including, without limitation, any information related to the financial condition of the Company or the performance or observance by the Company of any of its obligations under the Note.

ARTICLE III

Exhibits

REPRESENTATIONS AND WARRANTIES OF BUYER

The Buyer represents and warrants to the Seller as follows:

3.1	Authorization; Binding Obligation.

The Buyer has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Buyer and the consummation of the transactions contemplated hereby by the Buyer have been duly and validly authorized by the Buyer and no other proceedings on the part of the Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been validly executed and delivered by the Buyer and, assuming due authorization, execution and delivery by the Seller, constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other federal or state laws of general applicability relating to or affecting creditors' or secured parties' rights and remedies generally and general principles of equity, whether considered in an action at law or in equity.

3.2	Consents and Approvals; No Violation.

None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or compliance with any of the provisions hereof, will (i) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, or any other action by, any Governmental Authority by the Buyer, (ii) violate the limited partnership agreement of the Buyer, or any Law of any Governmental Authority which may be applicable to the Buyer, or by which any of the Buyer's businesses, properties or assets may be bound or affected, or (iii) violate, breach, or conflict with, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to pay or result in the imposition of any Encumbrance upon any of the property of the Buyer) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, Encumbrance, contract, agreement, Permit, Order, or other instrument or obligation to which the Buyer is a party or by which any of the Buyer's businesses, properties or assets may be bound or affected.

3.3	Securities Act.

In the event that the Buyer converts the Note, the Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for sale in connection with, any distribution or other disposition thereof, except as otherwise provided under the Contracts. The Buyer acknowledges that as of the Closing Date the Note and the underlying Shares have not been registered under the Securities Act and are "restricted securities" under the Securities Act.

3.4	Brokers and Finders.

No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

3.5	Investment Experience and Accreditation.

The Buyer hereby represents that it is an "accredited investor," as defined in Rule 501(a) of Regulation D under the Securities Act, and is experienced in evaluating the transactions contemplated hereby. The Buyer has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Note and the underlying Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

3.6	Disclosure of Information.

The Buyer has acknowledged that it has had access to such financial and other information, and has been afforded the opportunity to ask questions of the Company and receive answers thereto, as it deemed necessary in connection with its decision to purchase the Note and the underlying Shares.

3.7	Restrictive Legend.

The Buyer acknowledges that, in the event that the Note is converted, each certificate representing a Share will bear a legend substantially to the following effect, unless such Shares have been transferred pursuant to Rule 144 under the Securities Act, pursuant to a registration statement that has been declared effective under the Securities Act or in accordance with Rule 904 of Regulation S of the Securities Act:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) NOR, QUALIFIED UNDER OR PURSUANT TO THE SECURITIES OR “BLUE SKY” LAWS OF ANY STATE. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE ASSIGNED (A) INSIDE OF THE UNITED STATES EXCEPT PURSUANT TO (I) A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER THE SECURITIES ACT; (II) RULE 144 OR 144A UNDER THE SECURITIES ACT, IF AVAILABLE; OR (III) ANY OTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, (B) OUTSIDE OF THE UNITED STATES EXCEPT IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS."

3.8	No Other Representations and Warranties.

Except for the representations and warranties contained in this Article III, the Buyer makes no other express or implied representation or warranty and the Buyer hereby disclaims any such representation or warranty, with respect to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, notwithstanding delivery or disclosure to the Seller, any of its officers, directors, employees, agents or representatives of any documentation or other information by or on behalf of the Buyer with respect to any one or more of the foregoing. The Buyer, independently and without reliance upon the Seller and based upon such documents and information as it shall deem appropriate at the time, will make its own decisions in taking or not taking action under the Note.

ARTICLE IV

 Exhibits

CONDITIONS OF CLOSING.

4.1            Conditions Precedent to the Obligations of the Seller. Consummation of the transactions contemplated hereby by the Seller, including the purchase and sale of the Note, is subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

(a)       The representations and warranties of the Buyer contained herein shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date.

(b)       The Buyer shall have (i) delivered the Cash Consideration; (ii) executed and delivered all applicable documents required to be delivered pursuant to Section 1.5; and (iii) performed or complied in all material respects with all obligations, agreements and covenants required to be performed by it hereunder prior to or on the Closing Date.

4.2            Conditions Precedent to Obligations of the Buyer. Consummation of the transactions contemplated hereby by the Buyer, including the purchase and sale of the Note, is also subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

(a)       The representations and warranties of the Seller contained herein shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date.

(b)       The Seller shall have executed and/or delivered all applicable documents required to be delivered pursuant to Section 1.4 and shall have performed or complied in all material respects with all other obligations, agreements and covenants required to be performed by it hereunder.

(c)       The Seller shall have notified the Company of the assignment of the Contracts from the Seller to the Buyer.

ARTICLE V

INDEMNIFICATION

5.1            Indemnification by the Buyer. Subject to the provisions of this Article V, the Buyer agrees to indemnify, defend and hold harmless each Seller Indemnified Party from and against any and all Losses incurred, suffered or threatened arising out of any claim related to the Contracts arising after the Closing Date.

5.2            Survival. All representations, warranties, indemnities, obligations, covenants and agreements under this Agreement shall survive the Closing Date indefinitely.

5.3            Other Indemnification Arrangements. The Seller agrees to give to Buyer prompt notice of any claim with respect to which it may be entitled to indemnity hereunder (but the obligations of the Buyer under this Article V shall not be impaired by failure to give such notice except to the extent said failure actually prejudices the rights of the Buyer). The Buyer shall have the right to (and shall upon the request of the Seller) assume, with counsel reasonably satisfactory to the Seller, the defense of any such claim brought by a third party. After the Buyer's written confirmation of the assumption of the defense of any such claim and its obligation to indemnify and hold harmless the Seller in respect thereof, the Buyer may effect any settlement, adjustment or other compromise (collectively the "Buyer") of any such claim without the consent of the Seller if the Buyer has paid, or made adequate provision for the payment of, the amount of such Settlement at the time thereof and obtained a complete release respecting any such claims against Seller Indemnified Parties, provided that the Buyer shall obtain the prior written consent of the Seller, which shall not be unreasonably withheld or denied so long as the Seller is held harmless therefore, before entering into any Settlement that involves any remedy other than payment of money by the Buyer. The Seller may, at its election, employ counsel at its own expense in connection with the handling of any such claim. The Seller shall have the right to enter into any Settlement of any such claim provided the Seller shall not be entitled to any indemnification hereunder in connection with the payment of any amounts pursuant to any Settlement agreed to by it unless such Settlement is consented to in writing by the Buyer, which consent shall not be unreasonably withheld or denied. The parties agree to cooperate with each other in connection with the defense, negotiation or settlement of any claim of a third party.

ARTICLE VI

Exhibits

MISCELLANEOUS

6.1            Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Delaware, without regard to principles of conflict of laws. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against each of the parties in the courts of the State of Delaware and each of the parties consents to the sole jurisdiction of such courts (and the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

6.2            Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied (with confirmation of receipt), delivered by nationally-recognized overnight express service or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

(a)	If to the Buyer, to:

Prides Capital Fund I, LP

200 High Street, Suite 700

Boston, MA 02110

Telephone: 617-778-9229

Telecopy: 617-249-0165

Attention: Murray A. Indick

(b)	If to the Seller, to:

Jacuzzi Inc.

c/o Jacuzzi Brands Inc.

777 S. Flagler Drive

Suite 1100 West

West Palm Beach, FL 33401

Telephone: (561) 514-3885 (direct dial)

Telecopy: (561) 514-3866 (direct fax)

Attention: Steven C. Barre, Esq.

or to such other address as the person to whom notice is to be given may have previously furnished to the other in writing in the manner set forth above, provided that notice of a change of address shall be deemed given only upon receipt.

6.3            Expenses. Each party hereto shall be solely responsible for all expenses incurred by it or on its behalf in connection with the preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of its counsel, accountants, brokers, finders, financial advisors and other representatives.

6.4            Descriptive Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to Sections mean Sections of this Agreement, unless otherwise indicated. The term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, a governmental entity or an unincorporated organization. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

6.5            Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

6.6            Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

6.7            Entire Agreement; Third-Party Beneficiaries. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and cannot be changed or terminated orally, and (b) is not intended to confer upon any person other than the parties hereto and their permitted assigns any rights or remedies hereunder.

6.8            Assignment. No party hereto may assign its rights or obligations under this Agreement without the consent of the other party; provided that the Buyer may assign its rights hereunder to any one or more of its affiliates without such consent; provided, further, that in the event Buyer assigns its right hereunder to an affiliate. Buyer shall remain liable to the Seller for the obligations hereunder.

6.9            Further Assurances. The Seller and the Buyer each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to implement the transactions contemplated by this Agreement.

6.10	Exclusive Remedy.

From and after the Closing, the sole and exclusive cause of action and remedy with respect to the transaction, including, without limitation, any dispute arising out of or in connection with this Agreement or any Exhibit hereto or any opinion delivered in connection herewith, shall be a breach of contract claim pursuant to this Agreement and shall be limited to general money damages and no other relief, express or implied.

ARTICLE VII

Exhibits

DEFINITIONS

7.1	Definitions.

For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Buyer" shall have the meaning set forth in the preamble.

“Buyer Indemnified Party” means the Buyer and any officer, director, employee, agent, affiliate and permitted assignee of the Buyer.

“Cash Consideration” shall have the meaning set forth in Section 1.1 hereof.

"Closing" shall have the meaning set forth in Section 1.3 hereof.

"Closing Date" shall have the meaning set forth in Section 1.3 hereof.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Common Shares" shall have the meaning set forth in the preamble.

"Company" shall have the meaning set forth in the preamble.

“Consideration” shall have the meaning set forth in Section 1.1 hereof.

“Counterpart” shall have the meaning set forth in Section 1.2(b) hereof.

“Contracts” shall have the meaning set forth in Section 1.2(b) hereof.

"Encumbrance" shall mean any lien, encumbrance, proxy, voting trust arrangement, pledge, security interest, collateral security agreement, financing statement (and similar notices) filed with any Governmental Authority, claim (including any claim as defined in the Code), charge, equities, mortgage, pledge, objection, title defect, option, restrictive covenant or restriction on transfer of any nature whatsoever, and the interest of the lessor in any property subject to a capital lease, except for restrictions or transferability imposed by the Securities Act.

"Governmental Authority" shall mean any government or political subdivision thereof, whether federal, state, provincial, local or foreign, or any agency, department, commission, board, bureau, court, tribunal, body, administrative or regulatory authority or instrumentality of any such government or political subdivision.

"Law" shall mean any law (including common law), rule, regulation, restriction (including zoning), code, statute, ordinance, order, writ, injunction, judgment, decree or other requirement of a Governmental Authority.

“Liabilities” means any liabilities, commitments or other obligations of any kind or nature whatsoever, known or unknown, accrued, fixed, contingent or otherwise, liquidated or unliquidated, direct or indirect, choate or inchoate, determined, determinable or non-determinable, due or to become due.

“Losses” means any and all Liabilities, losses, claims (including allegations), demands, other Proceedings, damages, deficiencies, assessments, judgments, fines, penalties, costs, expenses (including reasonable legal fees and expenses, including legal fees and expenses incurred in the enforcement of the obligations under Section 5.1 or Section 5.2).

“Note” shall have the meaning set forth in the preamble.

"Order" shall mean any order, judgment, injunction, award, decree, writ, rule or similar action of any Governmental Authority.

"Permit" shall mean any franchise, license, certificate, approval, identification number, registration, permit, authorization, order or approval of, and any required registration with, any Governmental Authority.

“Proceedings” means any claims, controversies, demands, actions, lawsuits, investigations, proceedings or other disputes, formal or informal, including any by, involving or before any arbitrator or any Governmental Authority.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” shall have the meaning set forth in the preamble.

“Seller Indemnified Party” means the Seller and any officer, director, employee, agent, affiliate and permitted assignee of the Seller.

“Series A Shares” shall have the meaning set forth in the preamble.

"Shares" shall have the meaning set forth in the preamble.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, on the day and year first above written.

PRIDES CAPITAL FUND I, LP

By: Prides Capital Partners, LLC, its general partner

By: /s/ Murray A. Indick

Name: Murray A. Indick

Title: Managing Member

JACUZZI INC.

By: /s/ Steven C. Barre

Name: Steven C. Barre
Title: Vice President and Assistant Secretary

Amendment A

Exhibits

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), made effective as of March 29, 2003, is entered into by and between Polyair Inter Pack Inc., an Ontario corporation (the “Company”), and Jacuzzi Inc., a Delaware corporation (“JI”).

Preliminary Statement

The Company, JI and an affiliate of JI have entered into an Asset Purchase Agreement made effective as of March 29, 2003 (the “Purchase Agreement”); and the entering into this Agreement is a condition precedent to the consummation of the transactions contemplated by the Purchase Agreement. The Company and JI desire to provide for certain arrangements with respect to the registration under the Securities Act and the qualification by prospectus under the Applicable Canadian Securities Laws of shares of Common Stock of the Company issued or issuable to JI and its assignees in respect of the convertible note (the “Note”) issued to JI under the Purchase Agreement. Capitalized terms used herein shall have the respective meanings ascribed to such terms in Section 1 hereof.

Terms and Conditions

In consideration of the mutual covenants and agreements contained in this Agreement and the Purchase Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions. As used in this Agreement, the following terms have the meanings indicated below:

“Affiliate” shall mean, as to any Person, any entity which controls, is controlled by, or is under common control with, such Person or any entity formed as a result of a reorganization of such Person.

“Applicable Canadian Securities Laws” shall mean, collectively, the applicable securities laws of the Qualifying Provinces, the regulations, rules, rulings and orders made thereunder, the applicable policy statements issued by the Canadian Securities Commissions and the securities legislation and policies of each other relevant jurisdiction.

“Canadian Securities Commissions” shall mean, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces.

“Common Stock” shall mean the Company’s common stock, as the same may be constituted from time to time.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Holder” shall mean JI and its assigns.

“NASD” shall mean the National Association of Securities Dealers, Inc.

“Person” shall mean individual, a partnership, a corporation, a limited liability company or partnership, an association, a joint stock company, a trust, a business trust, a joint venture, an unincorporated organization or a government entity or any department, agency, or political subdivision thereof.

“Preferred Stock” shall mean the Company’s non-voting, non-participating, redeemable, convertible, cumulative Series A Preference shares issuable pursuant to the Note.

“Qualifying Provinces” shall mean the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

“Registrable Securities” shall mean (i) shares of Common Stock issued or issuable to a Holder upon conversion or otherwise in respect of the Note (including any shares of Common Stock issued or issuable upon conversion of the Preferred Stock) and (ii) shares of Common Stock issued or issuable as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) above, including shares issuable upon a stock split; provided, however, that a Registrable Security ceases to be a Registrable Security when (a) it is registered under the Securities Act or qualified by a prospectus under the Applicable Canadian Securities Laws and the registration statement or prospectus has been kept effective for the time period required hereunder, (b) it is sold or transferred in accordance with the requirements of Rule 144 (or similar provisions then in effect) promulgated by the SEC under the Securities Act (“Rule 144”) or pursuant to exemptions from the registration and prospectus requirements under the Applicable Canadian Securities Laws, or (c) it is eligible to be sold or transferred under Rule 144 without holding period or volume limitations and the holder thereof (when aggregated with all of its Affiliates) owns less than one percent of the capital stock of the Company on a fully diluted basis.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Section 2. Holders of Registrable Securities. A Person is deemed to be a holder of Registrable Securities whenever that Person owns, directly or beneficially, or has the right to acquire Registrable Securities, disregarding any legal restrictions upon the exercise of that right.

Section 3. Demand Registration.

(a)       Request for Registration. Subject to the provisions of Section 3(b), at any time after either (x) the date which is sixty (60) days prior to the first day on which the Note may be converted into Common Stock, or (y) delivery of the prepayment notice set forth in Section 3.02 of the Note, one or more holders of Registrable Securities holding at least fifty percent (50%) of the then outstanding Registrable Securities may demand (such demand right being referred to herein as a “Demand Registration”) that the Company register or qualify all or part of their Registrable Securities under either or both of the Securities Act on Form F-1 (or a similar form then in effect) promulgated by the SEC under the Securities Act and by a prospectus under the Applicable Canadian Securities Laws; provided, however, (x) if the Company is eligible to register all of the Registrable Securities requested to be registered under the Securities Act on Form F-3 (or such similar form then in effect), then the U.S. registration shall be effected on Form F-3, and (y) the Company shall not be required to qualify by a prospectus under the Applicable Canadian Securities Laws any Registrable Securities that are eligible under the Applicable Canadian Securities Laws to be sold or transferred by the Holder publicly without such qualification and the holder thereof (when aggregated with all of its Affiliates) owns less than one percent of the capital stock of the Company on a fully diluted basis. Any holder who wants to include its Registrable Securities in the Demand Registration must notify the Company within a reasonable time following the Company’s receipt of the Demand Registration request. Except as provided in this Section 3, the Company will include in any Demand Registration all Registrable Securities for which the Company receives a timely written demand for inclusion. All demands made pursuant to this Section 3(a) must specify the number of Registrable Securities to be registered or qualified and the intended method of disposing of the Registrable Securities. No securities other than Registrable Securities held by the Holders or their assigns shall be included in any Demand Registration without the prior consent of holders of a majority of the Registrable Securities.

(b)       Number of Demands. The Holders (including Person(s) to whom such Holder transfers Registrable Securities) shall collectively have the right to exercise one (1) Demand Registration, which demand may include a request for registration on Form F-1 (or Form F-3, if applicable) and/or a request for qualification by prospectus under the Applicable Canadian Securities Laws. The Company shall be deemed to have satisfied its obligation with regard to a Demand Registration each time the corresponding registration statement or prospectus is withdrawn prior to consummation of the offering at the request of the holders of Registrable Securities; provided, however, that such withdrawn registration statement or prospectus and such registration or qualification shall not count as a Demand Registration if the withdrawal is based upon material adverse information concerning the Company of which the holders of Registrable Securities were not aware at the time of the request or requests for the Demand Registration.

(c)       Selection of Underwriters. The holders of a majority of the Registrable Securities who have requested a Demand Registration shall select the investment banker(s) and manager(s) that will administer the offering (if any); provided, that the Company shall have given its prior written consent to such selection (which consent shall not be unreasonably delayed, conditioned or withheld). The Company and the holders of Registrable Securities whose shares are being registered or qualified in an underwritten offering shall enter into a customary underwriting agreement with such investment banker(s) and manager(s); provided, that the liability of any holder of Registrable Securities shall be limited to such holder’s net proceeds from the sale of its Registrable Securities in such offering and such limitation shall not be amended by an underwriting agreement or arrangement.

(d)       Priority on Demand Restrictions. If the managing underwriter advises the holders of the Registrable Securities being registered or qualified that the number of Registrable Securities requested to be included in the Demand Registration exceeds the number of securities that can be sold without adversely affecting the pricing of the offering, the Company will, at the request of the holders of a majority of the Registrable Securities sought to be included in such registration or qualification, include in the registration or qualification only the number of Registrable Securities that the underwriters believe can be sold without adversely affecting the pricing of the offering. The number of securities registered or qualified shall be allocated to the Holders and their Affiliates to the extent the Holders and their Affiliates are taking part in the Demand Registration, on a pro rata basis (based on the total number of Registrable Securities requested to be included in the registration or qualification). If any holder of Registrable Securities (other than the holder making the demand) disapproves of the terms of the underwriting, such holder may withdraw therefrom by giving written notice to the Company and the managing underwriter.

(e)       Delay in Filing. Notwithstanding the foregoing, the Company may delay in filing a registration statement or prospectus in connection with a Demand Registration and may withhold efforts to cause the registration statement or prospectus to become effective, if the Company determines in good faith that such registration or qualification might materially interfere with or materially affect the negotiation or completion of any material transaction that is being contemplated by the Company (whether or not a final decision has been made to undertake such transaction) at the time the right to delay is exercised. The Company may exercise such right to delay or withhold efforts not more than once in any twelve (12) month period and for not more than ninety (90) days at a time. If, after a registration statement becomes effective, or after the Canadian Securities Commissions have issued a final receipt for a prospectus, as the case may be, the Company advises the holders of registered shares or qualified shares, as the case may be, that the Company considers it appropriate for the registration statement or prospectus to be amended, the holders of such shares shall immediately suspend any further sales of their registered shares or qualified shares, as the case may be, until the Company advises them that the registration statement or prospectus has been amended. The time period referred to in Section 6(a) during which the registration statement or prospectus must be kept current after its effective date shall be extended for an additional number of business days equal to the number of business days during which the right to sell shares was suspended pursuant to the preceding sentence.

(f)       Effective Demand Registration. A registration statement filed with the SEC or a prospectus filed with the Canadian Securities Commissions shall not constitute a Demand Registration until it has become effective or until a final receipt has been issued therefor by the Canadian Securities Commissions, as the case may be, and remains continuously effective for the lesser of (i) the period during which all Registrable Securities registered or qualified in the Demand Registration are sold and (ii) one hundred eighty (180) days; provided, however, that a registration or qualification shall not constitute a Demand Registration if after such Demand Registration has become effective, such registration or qualification or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the SEC, a Canadian Securities Commission, a stock exchange on which the Company’s securities are listed, or other governmental agency or court for any reason not attributable to either Holder and such interference is not thereafter eliminated.

 Exhibits

Section 4. Piggyback Registrations.

(a)       Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act or file a prospectus with any of the Canadian Securities Commissions (except for the registration of securities to be offered pursuant to an employee benefit plan or pursuant to a registration made on Form F-4), at any time other than pursuant to a Demand Registration and the registration form or prospectus to be used may be used for the registration orqualification of the Registrable Securities (a “Piggyback Registration”), it will so notify in writing all holders of Registrable Securities no later than the earlier to occur of (i) the tenth (10th) day following the Company’s receipt of notice of exercise of other demand registration rights, or (ii) thirty (30) days prior to the anticipated filing date. Subject to the provisions of Section 4(b), the Company will include in the Piggyback Registration all Registrable Securities, on a pro rata basis based upon the total number of Registrable Securities with respect to which the Company has received written requests for inclusion within ten (10) business days after the applicable holder’s receipt of the Company’s notice thereof. Such Registrable Securities may be made subject to an underwriters’ over-allotment option, if so requested by the managing underwriter. The holders of Registrable Securities may withdraw all or any part of the Registrable Securities from a Piggyback Registration at any time before ten (10) business days prior to the effective date of the Piggyback Registration. The Company, the holders of Registrable Securities and any Person who hereafter becomes entitled to register its securities in a registration or qualify its securities by a prospectus initiated by the Company must sell their securities on the same terms and conditions as the Company. A registration or qualification of Registrable Securities pursuant to this Section 4 shall not be counted as a Demand Registration under Section 3.

(b)       Priority on Piggyback Registrations. If the managing underwriter advises the Company that the total number or dollar amount of securities requested to be included in a Piggyback Registration exceeds the number or dollar amount of securities that can be sold without adversely affecting the pricing of the offering, the Company will be obligated to include in such Piggyback Registration only such number of Registrable Securities as the Company and its advisors in good faith determine may be included therein without a material adverse consequence on the offering after taking into account all other securities to be included therein.

(c)       Other Registrations. The Company agrees that after filing a registration statement or prospectus with respect to Registrable Securities pursuant to Section 3 or this Section 4 that has not been withdrawn or abandoned, the Company will not register or qualify any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act or the Applicable Canadian Securities Laws, whether on its own behalf or at the request of any holder of those securities until at least three (3) months have elapsed from the effective date of the previous registration or qualification, and the parties hereto agree that the Company will not be required to effect any such registration or qualification notwithstanding the other provisions of this Agreement. This three (3) month hiatus does not apply to registrations or qualifications of securities (i) to be issued in connection with employee benefit plans, (ii) to permit exercise or conversions of previously issued options, warrants or other convertible securities, (iii) in connection with a Demand Registration or (iv) made on Form F-4 (or any successor or similar form).

Section 5. Restrictions on Public Sale by the Company and Others. The Company agrees not to make any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for its equity securities, including a sale under Regulation D under the Securities Act or under any other exemption of the Securities Act (except as part of the underwritten registration or qualification or pursuant to registrations on Forms F-4 or any successor or similar form), during the seven (7) days prior to and the 90 days after the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration unless the managing underwriter(s) agrees otherwise, and the parties hereto agree that the Company will not be required to effect any such registration, qualification or sale notwithstanding the other provisions of this Agreement.

Section 6. Registration Procedures.

(a)       Obligations of the Company. Whenever the holders of Registrable Securities request the registration or qualification of any Registrable Securities pursuant to this Agreement, the Company shall use its reasonable best efforts to register or qualify and to permit the sale of the Registrable Securities in accordance with the intended method of disposition. To carry out this obligation, the Company shall as expeditiously as practicable take all steps reasonably necessary to effect such registration or qualification of Registrable Securities contemplated hereby, including without limitation, preparing and filing with the SEC and/or the Canadian Securities Commissions, and any applicable exchange on which the Company’s securities are listed for trading, such amendments and supplements to the registration statement or prospectus, as the case may be, and any other documents necessary to keep the registration statement or prospectus, as the case may be, effective for a period of one hundred eighty (180) days or such shorter period as may be required to sell all Registrable Securities covered by the registration statement or prospectus, as the case may be.

(b)       Seller Information. In the event of any registration or qualification by the Company, from time to time, the Company may require each seller of Registrable Securities subject to the registration or qualification to furnish to the Company information regarding such seller and the distribution of the securities subject to the registration or qualification, and such seller shall furnish all such information as shall be reasonably requested by the Company.

Section 7. Registration Expenses. All Registration Expenses incident to any registration or qualification effected by the Company in accordance with Section 3 of this Agreement shall be paid pro rata by the holders of Registrable Securities participating in such registration or qualification. The term “Registration Expenses” shall mean the following out-of-pocket expenses incurred by the Company directly attributable to any registration or qualification effected pursuant to Section 3 of this Agreement: all registration or qualification filing fees; reasonable attorney’s fees; all reasonable expenses of the Company’s compliance with federal, state, provincial and other securities laws (excluding any expenses attributable to the Company’s negligence, delay or failure to comply with applicable laws); printing expenses; messenger, telephone and delivery expenses; reasonable fees and disbursement of all independent certified public accountants (including the expenses of any audit or “comfort” letters required by or incident to performance of the obligations contemplated by this Agreement but excluding any expenses attributable to the Company’s negligence, delay or failure to comply with applicable laws or accounting rules); fees and expenses of the underwriters (excluding discounts and commissions); fees and expenses of any special experts retained by the Company at the request of the managing underwriters in connection with the registration or qualification; and applicable stock exchange and NASD registration and filing fees. The term “Registration Expenses” shall not include the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the securities to be registered or listed on each securities exchange on which similar securities issued by the Company are then listed, all of which shall be paid by the Company, nor shall it include underwriting fees or commissions or transfer taxes, all of which shall be paid by each of the sellers of Registrable Securities with respect to the Registrable Securities sold by such seller.

Section 8. Indemnification.

(a)       Indemnification by Company. In the event of any registration or qualification of Registrable Securities under the Securities Act or the Applicable Canadian Securities Laws pursuant to this Agreement, to the full extent permitted by law, the Company agrees to indemnify each holder of Registrable Securities, its officers, directors, trustees, partners, employees, advisors and agents, and each Person who controls the holder (within the meaning of the Securities Act and the Exchange Act or the Applicable Canadian Securities Laws), against all losses, claims, damages, liabilities and expenses (including reasonable attorney fees and expenses) caused by any untrue or allegedly untrue statement of material fact contained in any registration statement or prospectus under which such Registrable Securities were registered under the Securities Act or the Applicable Canadian Securities Laws, any prospectus or preliminary prospectus contained therein or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which such statements were made, except to the extent the untrue statement or omission resulted from information that the holder furnished in writing to the Company expressly for use therein. In connection with a firm or best efforts underwritten offering, to the extent customarily required by the managing underwriter, the Company will indemnify the underwriters, their officers and directors and each Person who controls the underwriters (within the meaning of the Securities Act and the Exchange Act or the Applicable Canadian Securities Laws), to the extent customary in such agreements.

(b)       Indemnification by Holders of Registrable Securities. In connection with any registration statement or prospectus, each participating holder of Registrable Securities will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any registration statement or prospectus and each holder agrees to indemnify, to the extent permitted by law, the Company, its directors, officers, trustees, partners, employees, advisors and agents, and each Person who controls the Company (within the meaning of the Securities Act and the Exchange Act or the Applicable Canadian Securities Laws), against any losses, claims, damages, liabilities and expenses (including reasonable attorney fees and expenses) resulting from any untrue or allegedly untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto necessary to make the statements therein not misleading in light of the circumstances under which such statements were made, but only to the extent that the untrue statement or omission is contained in or omitted from any information or affidavit the holder furnished in writing to the Company expressly for use therein and only in an amount not exceeding the net proceeds received by the holder with respect to securities sold pursuant to such registration statement or prospectus, as the case may be. In connection with a firm or best efforts underwritten offering, to the extent customarily required by the managing underwriter, each participating holder of Registrable Securities will indemnify the underwriters, their officers and directors and each Person who controls the underwriters (within the meaning of the Securities Act and the Exchange Act or the Applicable Canadian Securities Laws), to the extent that any untrue or allegedly untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto necessary to make the statements therein not misleading in light of the circumstances under which such statements were made, is contained in or omitted from any information or affidavit the holder furnished in writing to the Company expressly for use therein; provided, that the indemnity obligations of any holder contained in such agreement shall be limited to the amount of such holder's net proceeds received from the sale of its Registrable Securities in such offering.

(c)       Indemnification Proceedings. Any Person entitled to indemnification under this Agreement will (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in the indemnified party’s reasonable judgment a conflict of interest may exist between the indemnified and indemnifying parties with respect to the claim, permit the indemnifying party to assume the defense of the claim with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of paragraph (a) and (b) above for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than the reasonable costs of investigation. If the indemnifying party does not assume the defense, the indemnifying party will not be liable for any settlement made without its consent (but that consent may not be unreasonably withheld or delayed). No indemnifying party will consent to entry of any judgment or will enter into any settlement without the consent of the indemnified party which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party if in the reasonable judgment of an indemnified party either (x) a conflict of interest may exist between the indemnified party and any other party represented by such counsel in such proceeding or (y) the indemnifying party or its counsel is failing to adequately protect the interests of the indemnified party.

(d)       Contribution. If the indemnification provided for in Section 8(a) or (b) is unavailable to an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party thereunder shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Company and the participating holders of Registrable Securities in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company and the participating holders of Registrable Securities shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the participating holders of Registrable Securities and the parties’ relative intent and knowledge.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding anything herein to the contrary, no participating holder of Registrable Securities shall be required to contribute any amount in excess of the amount by which the net proceeds of the offering (before deducting expenses, if any) received by such participating holder exceeds the amount of any damages that such participating holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(e)       Indemnification Exception. Notwithstanding any contrary provision in this Section 8, neither the Company nor any seller of Registrable Securities will be liable for indemnification or contribution in any case to the extent that any untrue statement or omission attributable to the Company or such seller of Registrable Securities was contained or made in a preliminary prospectus and corrected in the final prospectus and any such loss, claim, damage or liability suffered or incurred by an indemnified party resulted from an action, claim or suit by any person who purchased shares from such indemnified party and such indemnified party received a copy of the final prospectus but failed to deliver or provide a copy of the final prospectus to such person at or prior to the confirmation of the sale of such shares.

Section 9. Rule 144 and Rule 144A. The Company covenants that it will use its best efforts to file the reports required to be filed by it under each of (x) the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder and (y) the Applicable Canadian Securities Laws, and it will take such further action as any holder of Registrable Securities reasonably may request, all to the extent required from time to time, to enable such holder to sell Registrable Securities without registration under the Securities Act or without qualification by the filing of a prospectus with the Canadian Securities Commissions under the Applicable Canadian Securities Laws within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act or under the Applicable Canadian Securities Laws, or (b) any similar rule or regulation hereafter adopted by the SEC or the Canadian Securities Commissions. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with the requirements of Rule 144 or any successor rule (or any comparable rule under the Applicable Canadian Securities Laws). The Company also covenants that in such event it will provide all such information and it will take such further action as any holder of Registrable Securities reasonably may request to enable such holder to sell Registrable Securities without registration under either the Securities Act within the limitation of Rule 144A under the Securities Act or any successor rule requirements or under the Applicable Canadian Securities Laws.

Section 10. Participation in Underwritten Registration. No Person may participate in any underwritten registration or qualification without (a) agreeing to sell securities on the basis provided in underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completing and executing all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required by the underwriting arrangements.

Section 11. Miscellaneous.

(a)       Recapitalizations, Exchanges, etc. The provisions of this Agreement shall apply to the full extent set forth herein with respect to (i) the Registrable Securities, (ii) any and all shares of voting common stock of the Company into which the Registrable Securities are converted, exchanged or substituted in any recapitalization or other capital reorganization by the Company and (iii) any and all equity securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Company shall use its best efforts to cause any successor or assign (whether by sale, merger or otherwise) to enter into a new registration rights agreement with the holders of Registrable Securities on terms substantially the same as this Agreement as a condition of any such transaction.

(b)       Amendment. This Agreement may be amended or modified only by a written agreement executed by the Company and by the holders of at least seventy-five percent (75%) of the Registrable Securities then outstanding.

(c)       Attorneys’ Fees. In any legal action or proceeding brought to enforce any provision of this Agreement, the prevailing party shall be entitled to recover all reasonable expenses, charges, court costs and attorneys’ fees in addition to any other available remedy at law or in equity.

(d)       Benefit of Parties; Assignment. All of the terms and provisions of this Agreement shall be binding on and inure to the benefit of the parties and their respective successors and permitted assigns, including without limitation all subsequent holders of securities entitled to the benefits of this Agreement who agree in writing to become bound by the terms of this Agreement. Without limiting the generality of the foregoing, this Agreement and the rights and obligations of a holder of Registrable Securities hereunder may be assigned, in whole or in part, upon written notice to the Company, to any Person to whom a holder transfers Registrable Securities.

(e)       Cooperation. The parties agree that after execution of this Agreement they will from time to time, upon the request of any other party and without further consideration, execute, acknowledge and deliver in proper form any further instruments and take such other action as any other party may reasonably require to carry out effectively the intent of this Agreement.

(f)       No Inconsistent Agreements. Except with the prior written consent of the holders of at least seventy-five percent (75%) of the Registrable Securities then outstanding, the Company will not enter into any agreement with respect to its securities that shall grant to any Person registration rights that in any way conflict with or are prior in right to the rights provided under this Agreement.

(g)       Specific Performance. Each of the parties agrees that damages for a breach of or default under this Agreement would be inadequate and that in addition to all other remedies available at law or in equity that the parties and their successors and assigns shall be entitled to specific performance or injunctive relief, or both, in the event of a breach or a threatened breach of this Agreement.

(h)       Validity of Provisions. Should any part of this Agreement for any reason be declared by any court of competent jurisdiction to be invalid, that decision shall not affect the validity of the remaining portion, which shall continue in full force and effect as if this Agreement had been executed with the invalid portion eliminated, it being the intent of the parties that they would have executed the remaining portion of the Agreement without including any part or portion that may for any reason be declared invalid.

(i)        Captions. The captions of the sections and subsections of this Agreement are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of any provision of this Agreement.

(j)        Counterparts; Facsimile Execution. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same agreement. Facsimile execution and delivery of this Agreement shall be legal, valid and binding execution and delivery for all purposes.

(k)       Entire Agreement. This Agreement, together with the Purchase Agreement, and all documents referenced herein or therein, contain the entire understanding of the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings between the parties with respect thereto. There are no promises, covenants or undertakings other than those expressly set forth or provided for in this Agreement.

(l)        Governing Law. This Agreement shall be governed by and construed in all respects by the laws of the Province of Ontario, Canada.

(m)      Notices. All notices, requests, demands, or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and delivery shall be deemed sufficient in all respects and to have been duly given on the date of service if delivered personally to the party to whom notice is to be given, or upon receipt if mailed by first class mail, return receipt requested, postage prepaid, and properly addressed to the addresses of the parties set forth in the Purchase Agreement or to such other address(es) as the respective parties hereto shall from time to time designate to the other(s) in writing.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

POLYAIR INTER PACK INC.

By:	/s/ Henry Schnurbach

Name: Henry Schnurbach

Title: President and CEO

JACUZZI INC.

By:	/s/ Steven C. Barre

Name: Steven C. Barre

Title: Vice President

 Exhibits

Amendment B

DRAG-ALONG RIGHTS AGREEMENT

This Drag-Along Rights Agreement (the “Agreement”) is made as of May 9, 2003 by and between Polyair Inter Pack Inc., an Ontario corporation (the “Company”), and Jacuzzi Inc., a corporation organized under the laws of Delaware (the “Stockholder”).

RECITALS

WHEREAS: pursuant to the closing of the transactions contemplated by the Asset Purchase Agreement, dated as of March 29, 2003, by and among the Company, the Stockholder and the other parties thereto (the “Purchase Agreement”), the Stockholder is being issued a promissory note that is convertible (depending upon the circumstances) into shares of either Series A Preferred Stock or Common Stock (such shares being referred to hereinafter as the “Transaction Stock”); and

WHEREAS: It is a condition to the closing of the transactions contemplated by the Purchase Agreement that the Stockholder execute this Agreement whereby it agrees to certain drag-along rights with respect to its shares of Transaction Stock (and any shares of Common Stock issuable upon conversion of any such Transaction Stock).

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other consideration, the receipt and adequacy of which hereby is acknowledged, the parties hereto agree as follows:

1.        Certain Definitions.  For purposes of this Agreement, the following terms have the following meanings:

A.        “Affiliate” shall mean, as to any person, any entity which controls, is controlled by, or is under common control with, such person or any entity formed as a result of a reorganization of such person.

B.        “Common Stock” shall mean the common shares of the Company, as the same may be constituted from time to time.

C.        “controls”, “controlled by” and “under common control” shall have the meanings ascribed to such terms under the Securities Act and the Exchange Act.

D.        “Control Party” means Fred Litwin, or any of his Affiliates, or any other person who controls the Company.

E.        “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

F.        “Independent Third Party” means any person other than (i) a Control Party, or (ii) any person in which a Control Party has any financial or pecuniary interest or any other interest that is material and which is otherwise not affiliated in any way with any Control Party.

G.        “Preferred Stock” shall mean all shares of all classes or series of preferred stock of the Company, as the same may be constituted from time to time.

H.        “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

I.         “Series A Preferred Stock” shall mean the non-voting, non-participating, redeemable, convertible, cumulative Series A Preference shares of the Company with a stated value of $8.35 per share, as the same may be constituted from time to time.

J.	“Stock” means and includes all Common Stock and Preferred Stock.

K.        “Transfer” means and includes any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, except (i) any transfers of Stock by the Stockholder to any Affiliate of the Stockholder; provided, that, the transferee or other recipient executes a counterpart copy of this Agreement and becomes bound thereby as was the Stockholder; or (ii) by operation of law.

	L.	All dollar amounts referred to herein are in lawful money of the United States.
2.	Drag-Along Rights.

A.        In the event that an Independent Third Party desires to purchase on an arm’s length basis all of the outstanding capital stock of the Company and such transaction is approved by each of a majority of the disinterested members of the Board of Directors of the Company and the Control Party on an as-converted to Common Stock basis (any such sale, a “Drag-Along Sale”) pursuant to a bona fide offer in writing, the Stockholder shall, subject to Section C of this Section 2 and provided it is a condition of the Drag-Along Sale, be required to sell to such Independent Third Party all of its Stock on the same terms and conditions as are applicable to the other stockholders of the Company including the Control Party and to execute and deliver such instruments of conveyance and transfer as may reasonably be required in order to consummate the Drag-Along Sale. The parties hereto agree that in connection with any Drag-Along Sale, the purchase price payable to the Stockholder in respect of its Transaction Stock pursuant to such sale shall equal the greatest of (i) the per share purchase price payable to the other stockholders of the Company including the Control Party in such sale, (ii) US$8.35 per share, and (iii) the per share liquidation preference payable in respect of such shares as set forth in the Company’s Articles of Incorporation and any amendments thereto.

B.        If a Drag-Along Sale shall be requested pursuant to Section 2(A) hereof, the Company shall notify the Stockholder in writing of such proposed sale not less than 30 days prior to any such sale (the “Drag-Along Sale Notice”). The Drag-Along Sale Notice shall set forth (a) the name and address of the Drag-Along Transferee and (b) a copy of the written proposal pursuant to which the sale will be affected containing all of the material terms and conditions thereof.

C.        Notwithstanding anything herein to the contrary, the Stockholder shall not be required to sell any shares of Stock in any Drag-Along Sale prior to the first anniversary of the date of this Agreement unless the consideration to be received by the Stockholder shall be not less than US$9.60 per share in cash to be paid at the closing of the Drag-Along Sale.

3.	Restrictive Legend and Stop-Transfer Orders.

A.        Legend.  The Stockholder understands and agrees that the Company will cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of Transaction Stock (or shares of Common Stock underlying any such shares) by the Stockholder:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN DRAG-ALONG RIGHTS AS SET FORTH IN A DRAG-ALONG RIGHTS AGREEMENT ENTERED INTO BY THE HOLDER OF THESE SHARES AND THE COMPANY. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

B.        Stop Transfer Instructions.  In order to ensure compliance with the restrictions referred to herein, the Stockholder agrees that the Company may issue appropriate “stop transfer” certificates or instructions and that, if the Company Transfers its own securities, it may make appropriate notations to the same effect in its records.

C.        Transfers.  No Stock subject to this Agreement shall be Transferred unless (i) such Transfer is made in compliance with applicable federal, state and provincial securities laws; and (ii) prior to such Transfer, the transferee or transferees sign a counterpart to this Agreement pursuant to which it or they agree to be bound by the terms of this Agreement. The Company shall not be required (a) to transfer on its books any shares that shall have been sold or Transferred in violation of any of the provisions of this Agreement or (b) to treat as the owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so Transferred.

4.        Termination.  The Drag-Along Right will terminate upon the earliest to occur of (i) as to any shares transferred by the Stockholder to a non-Affiliate, upon the transfer of such shares; (ii) as to any shares sold in compliance with applicable securities laws, upon such sale, (iii) the date on which this Agreement is terminated by a writing executed by the Company and the Stockholder, (iv) the dissolution of the Company, or (v) (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions, or (b) a sale, lease or other conveyance of all or substantially all of the assets of the Company.

Exhibits

5.	Miscellaneous Provisions.

A.        Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand or by messenger addressed:

(1)       if to the Stockholder, at such address, facsimile number or electronic mail address as shown in the Company’s records, or, until such holder so furnishes an address, facsimile number or electronic mail address to the Company, then to and at the address of the Stockholder set forth on the signature page hereto, with a copy to Victor H. Boyajian, Esq., Sills Cummis Radin Tischman Epstein & Gross P.A., One Riverfront Plaza, Newark, NJ 07102; or

(2)       if to the Company, one copy should be sent to the address or facsimile number of its principal place of business, addressed to the attention of the President, or at such other address or facsimile number as the Company shall have furnished to the Stockholder.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States or Canadian mail, addressed and mailed as aforesaid or, if sent by facsimile, upon confirmation of facsimile transfer or, if sent by electronic mail, upon confirmation of delivery.

B.        Successors and Assigns.  This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by either party without the prior written consent of the other party hereto. Any attempt without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties.

C.        Severability.  In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision, and the parties agree to negotiate, in good faith, a legal and enforceable substitute provision which most nearly effects the parties’ intent in entering into this Agreement.

D.        Amendment.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Stockholder. Any amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each party to this Agreement and each future party to this Agreement.

E.        Governing Law.  This Agreement shall be governed in all respects by the laws of the Province of Ontario, Canada.

F.        Specific Performance.  The rights of the parties under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to either of them at law or in equity, have the right to enforce their rights hereunder by actions for specific performance to the extent permitted by law.

G.        Counterparts.  This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, will be deemed an original, and all such counterparts together will constitute one and the same instrument.

H.        Further Assurances.  Each party hereby agrees to execute and deliver all such further instruments and documents and take all such other actions as the other party may reasonably request in order to carry out the intent and purposes of this Agreement.

I.         Attorney’s Fees.  In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

J.         Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto.

K.        Entire Agreement.  This Agreement, together with the Purchase Agreement and the other agreements and the exhibits and schedules hereto and thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein or therein.

L.        Telecopy Execution and Delivery.  A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

M.       Jurisdiction; Venue.  With respect to any disputes arising out of or related to this Agreement, the parties consent to the non-exclusive jurisdiction of the Province of Ontario.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

COMPANY:

POLYAIR INTER PACK INC.

an Ontario corporation

By:	/s/ Henry Schnurbach
Name: Henry Schnurbach
Title: President and CEO

STOCKHOLDER:

JACUZZI INC.

By:	/s/ Steven C. Barre
Name: Steven C. Barre
Title: Vice President and Assistant
Secretary

Address:	Jacuzzi Inc.
2121 N. California Blvd.
Suite 475
Walnut Creek, California 94596
Attn: General Counsel
Fax No.: (925) 938-3025

With a
copy to:	U.S. Industries, Inc.
Phillips Point - West Tower
777 S. Flagler Drive, Suite 1108
West Palm Beach, Florida 33401
Attn: General Counsel
Fax No.: (561) 514-3839

Exhibits

Amendment C

March 11, 2005

Prides Capital Fund I, LP

200 High Street, Suite 700

Boston, Massachusetts 02110

Ladies and Gentlemen:

In my capacity as Senior Vice President and General Counsel of Jacuzzi Brands, Inc., a Delaware corporation, I have acted as counsel to such corporation and its subsidiary, Jacuzzi, Inc., a Delaware corporation (the “Company”) in connection with the negotiation, execution and delivery of that certain Note Purchase Agreement, dated as of March 11, 2005 (the “Purchase Agreement”), by and between the Company and Prides Capital Partners I, LP, a Delaware limited partnership (the “Purchaser”) and associated transactions.

In so acting, I have reviewed the Purchase Agreement and all exhibits annexed thereto. I have assumed that the Purchase Agreement is accurate and complete in all material respects. In my examination of such document, I have assumed (i) the genuineness of all signatures, (ii) the authenticity of all items submitted to me as originals, (iii) the conformity with originals of all items submitted to me as copies, (iv) the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates I have received, and (v) the legal capacity of all natural persons. I have assumed that the Company has the requisite power and authority to enter into and perform its obligations under such document, that all actions, consents, approvals, authorizations and filings necessary in respect of the Company performance thereunder have been taken or received (or will be taken or received prior to the date hereof), and that such documents constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

Based upon the foregoing, in reliance thereon, and subject to the assumptions, qualifications and explanations set forth herein, it is my opinion that, assuming the truth and accuracy of the representations and warranties of the Purchaser in Article 3 of the Purchase Agreement, the offer and sale of the Note by the Company, as contemplated by and pursuant to the Purchase Agreement, may be transferred in compliance with the Securities Act of 1933, as amended.

My examination of the law relevant to the matters herein is limited solely to matters governed by the Delaware General Corporation Law and the federal securities laws of the United States of America and solely to the specific matters addressed herein. Accordingly, I express no opinion as to matters governed by the laws of any other state or federal jurisdiction and make no representation that the same may apply to any other state or federal jurisdiction. Also, I do not express any opinion as to the application of federal or state tax, antitrust, unfair competition or “Blue Sky” laws or the rules and regulations thereunder.

This opinion is being furnished to you at the request of the Company pursuant to Section 1.4(c) of the Purchase Agreement and is limited solely to the express opinion set forth herein with respect to the transactions referred to in this opinion and may not be used, circulated, quoted or otherwise relied upon by, and no copies of it may be delivered to, any other person without our express consent and may not be used, circulated, quoted or otherwise relied upon for any other purpose or in connection with any other transaction.

Very truly yours,

By: /s/ Steven C. Barre
Steven C. Barre
Senior Vice President, General Counsel and Secretary

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